Aeroméxico July 2026 Traffic Results

Mexico City, Mexico, August 3, 2026 – Grupo Aeroméxico S.A.B. de C.V. (NYSE: AERO & BMV: AERO, “Aeroméxico”) reports its July 2026 operational results.
Grupo Aeroméxico’s total capacity, measured in available seat miles (ASMs), decreased 1.5% year-over-year, while demand, measured in revenue passenger miles (RPMs), declined 1.9%.
Aeroméxico’s July load factor was 88.0%, down 0.4 p.p. compared with July 2025. During the month, Aeroméxico transported 2 million and 157 thousand passengers.
Andrés Conesa, Chief Executive Officer stated: “Our July traffic results were in line with our expectations. International demand continued to demonstrate resilience, delivering solid performance across our network. In the domestic market, demand recovered strongly toward the end of the month following the temporary moderation associated with the World Cup. These results, together with encouraging booking trends, reinforce our confidence in the outlook for the remainder of the year and our ability to continue executing our strategy. We will continue to optimize our network and capacity deployment to capture demand opportunities while maintaining our focus on profitability.”

	July			Cumulative to July
	2026	2025	Var.	2026	2025	Var.
Passengers (itinerary + charter, thousands)
Domestic	1,331	1,437	(7.4%)	9,058	9,464	(4.3%)
International	826	860	(4.0%)	4,904	4,891	0.3%
Total	2,157	2,298	(6.1%)	13,962	14,355	(2.7%)
ASMs (itinerary + charter, millions)
Domestic	877	929	(5.6%)	6,116	6,331	(3.4%)
International	2,429	2,427	0.1%	15,042	14,802	1.6%
Total	3,306	3,356	(1.5%)	21,158	21,133	0.1%
RPMs (itinerary + charter, millions)
Domestic	764	824	(7.3%)	5,126	5,348	(4.1%)
International	2,146	2,142	0.2%	12,890	12,554	2.7%
Total	2,910	2,967	(1.9%)	18,016	17,902	0.6%
Load Factor (itinerary, %)
Domestic	87.1%	88.7%	(1.6 p.p.)	83.8%	84.5%	(0.6 p.p.)
International	88.4%	88.3%	0.0 p.p.	85.8%	84.8%	0.9 p.p.
Total	88.0%	88.5%	(0.4 p.p.)	85.2%	84.7%	0.5 p.p.
Figures may not sum total due to rounding.

The information included within this report has not been audited and does not provide information on the Company’s future performance. Aeromexico’s future performance depends on many factors and it cannot be inferred that any period’s performance or its year-over-year comparison will be an indicator of similar future performance.

Glossary:
● “RPMs” Revenue Passenger Miles represent one revenue-passenger transported one mile. This includes itinerary and charter flights. The total RPMs equals the number of revenue-passengers transported multiplied by the total distance flown.

●“ASMs” Available Seat Miles represent the number of available seats multiplied by the distance flown. This metric is an indicator of the airline’s capacity. It equals one seat offered for one mile, whether the seat is used.

●“Load Factor” equals the number of passengers transported as a percentage of the number of seats offered. It is a measure of the airline’s capacity utilization. This metric considers the total passengers transported and total seats available in itinerary flights only.

●“Passengers” refers to the total number of passengers transported by the airline.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,”, “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Grupo Aeroméxico
Grupo Aeroméxico, S.A.B. de C.V., is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and in the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, operates primarily out of Terminal 2 of the Mexico City International Airport. Its destination network extends across Mexico, the United States, Canada, Central America, South America, Asia, and Europe. Aeroméxico’s current operating fleet includes Boeing 787 and 737 aircraft, as well as Embraer 190. Aeroméxico is a founding member of SkyTeam, an alliance celebrating 25 years and offering connectivity across more than 145 countries through its 18 partner airlines.

www.aeromexico.com
www.skyteam.com